Exhibit 99.1

Volvo Truck Centers in Poland to Start Distribution of Nissan Trucks

STOCKHOLM, Sweden--(BUSINESS WIRE)--Dec. 18, 2006--The Central-East European Region of Volvo Truck Corporation (NASDAQ:VOLV) (STO:VOLVA) (STO:VOLVB) and Nissan Sales Central & Eastern Europe have agreed on conditions to enable the distribution of three of Nissan's light commercial vehicles in Poland. The distribution is to be conducted through the Volvo Truck Center network, which is the wholly owned dealer network of Volvo Truck Corporation. The cooperation will include sales and after sales activities.

The Nissan line up of vehicles to be offered by Volvo Truck Center network on the Polish market will include one van model, the Interstar, and two rigid models, the Cabstar and the Atleon.

"This will strenghten the business of our dealer network since we will be able to offer our customers the complete range of vehicles from the same dealer" says Tom Jorning, Managing Director of Region Central-East at Volvo Trucks. "The modern product line of Nissan will be a perfect complement to our completely renewed range of FH16, FH, FM, FE and FL trucks".

Volvo Truck Center and Volvo Financial Services will also offer a sales financing package for the new Nissan products.

Volvo Trucks sells trucks and transport solutions, specialized in heavy trucks with total weights above 16 tons. The company's products are marketed in more than 130 countries. Volvo Trucks is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

(http://wpy.observer.se/wpyfs/00/00/00/00/00/08/E6/69/wkr0010.pdf)

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CONTACT: Volvo
Ulf Arensberg, +46 31 66 66 50
ulf.arensberg@volvo.com
or
Marie Vassiliadis, +46 31 322 41 27
marie.vassiliadis@volvo.com